Lucinda K. Treat, Esq.
Executive Vice President and
Chief Legal, Human Resources, Compliance and Corporate Affairs Officer
237 Park Avenue, 14th Floor
New York, NY 10017
Phone: (212) 527-5180
   Fax:  (212) 527-4801
E-mail: lucinda.treat@revlon.com

VIA EDGAR
Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
                                                                         August 28, 2014

Re:	Revlon, Inc.
Revlon Consumer Products Corporation
Form 10-K for the year ended December 31, 2013
Filed March 5, 2014
Definitive Proxy Statement
Filed April 24, 2014
File Nos. 1-11178 and 033-59650

Dear Mr. Cash:

Please find below the response of Revlon, Inc. and Revlon Consumer Products Corporation (together, “Revlon” or the “Company”) to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 24, 2014 (the “Comment Letter”), relating to Revlon, Inc.’s definitive 2014 proxy statement, filed with the Commission on April 24, 2014 (the “Proxy Statement”).  For the Staff’s convenience, we have repeated the Staff’s comment in the Comment Letter below (in italic type) before Revlon’s response.

Definitive Proxy Statement

Incentive Compensation; Long-Term Compensation, page 25

1.
We note your response to comment one in our letter dated July 2, 2014.  In future filings, please clarify how the target LTIP awards are determined for each of your named executive officers.  We note disclosure that the LTIP awards are structured as flat dollar amounts, tiered to levels of responsibility within the organization and that since 2010 the LTIP awards are granted to enable the company to maintain total compensation at competitive levels.  However, it is unclear what factors the Compensation Committee used to determine the flat dollar amount used in the calculation of the LTIP amount paid to each of your named executive officers.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 28, 2014

COMPANY RESPONSE:

As you suggested, to provide additional clarity to our future filings, we will include disclosure regarding the factors that the Compensation Committee used to determine the amount of the flat dollar target LTIP awards that the Company granted to its named executive officers.

Thank you for your consideration of Revlon’s responses to the Staff’s Comment Letter and please do not hesitate to call the undersigned at (212) 527-5180, or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233, if you have any questions or need any additional information.

Sincerely,

/s/ Lucinda K. Treat

Lucinda K. Treat, Esq.
Executive Vice President and Chief Legal, Human Resources, Compliance and Corporate Affairs Officer
Revlon, Inc.

cc:	Lawrence Alletto
Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Revlon, Inc.
Phone: (212) 527-5181

Marc S. Gerber
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: (202) 371-7233